August 7, 2025

Two Seas Capital, Core Scientific's Largest Active Shareholder, Announces Intention to Vote Against the Proposed Sale to CoreWeave

Issues Open Letter to Core Scientific Shareholders Outlining Its Belief that the Proposed Transaction Materially Undervalues Core Scientific and Unnecessarily Exposes Shareholders to Substantial Economic Risk

NEW YORK, August 7, 2025 -- Two Seas Capital LP ("Two Seas" or "we"), an alternative investment management firm and the largest active shareholder of Core Scientific, Inc. ("Core Scientific" or the "Company") (NASDAQ: CORZ), today announced its opposition to the Company's proposed sale to CoreWeave, Inc. ("CoreWeave") (NASDAQ: CRWV) on the terms announced on July 7, 2025.

Two Seas also released the following open letter to fellow Core Scientific shareholders explaining why it opposes the transaction.

August 7, 2025

Dear Fellow Core Scientific Shareholders:

Two Seas Capital LP ("Two Seas" or "we") is an alternative investment management firm that has been a committed investor in, and staunch advocate of, Core Scientific, Inc. ("Core Scientific" or the "Company") since 2022. We were early members of the ad hoc equity committee, supported the Company's emergence by joining in the rights offering in early 2024, participated in both convertible note issuances, and have grown our equity stake over the past 18 months. Today, we beneficially own 19,122,842 shares of Core Scientific's common stock, representing approximately 6.3% of the Company, making us the Company's largest active shareholder.

We invested in Core Scientific because we believe strongly in the Company's ability to create substantial value as a first-mover in building critical, high-performance computing ("HPC") infrastructure at scale. Artificial intelligence ("AI") represents one of the most significant technological developments of this century. As the need for AI training and inference has grown, the demand for energy and HPC infrastructure has increased dramatically. Core Scientific – with its significant scale, ready access to low-cost power, and data center talent – is uniquely positioned to meet this growing demand and has a clear runway to compound growth for many years.

We are therefore disappointed that the Board of Directors has chosen to sell the Company to CoreWeave, Inc. ("CoreWeave") at this inadequate valuation. The proposed all-stock, uncollared structure leaves Core Scientific shareholders exposed to the high volatility of CoreWeave's share price with no protections on the value they will receive at or following close.

We are not philosophically opposed to a merger of these two parties. We are also investors in CoreWeave, believe in its strategy, and respect its management team. Moreover, we have advocated for this combination as we clearly recognize the strategic merits.

However, from our perspective as a shareholder of Core Scientific, the proposed sale materially undervalues the Company and unnecessarily exposes its shareholders to substantial economic risk. In our view, the transaction decidedly and unfairly favors CoreWeave at the expense of Core

Scientific shareholders. The fact that Core Scientific's stock price declined by 30% in the days following the transaction announcement strongly suggests to us that other investors agree.

We would be happy to continue owning Core Scientific as an independent company for years to come. With the demand for power and compute infrastructure rising at an unprecedented pace, and supply remaining scarce, we believe the Company's most promising days lie ahead. In our view, there is no compelling reason to sell Core Scientific at an underwhelming valuation with a deficient structure.

To be clear, we welcome all suitors, including CoreWeave, to bid on Core Scientific. The Board's job, however, is to ensure that any such deal happens at a price that reflects the strategic value of the Company's assets – including the value of any synergies, the existence of which CoreWeave has already acknowledged. In our view, the current transaction does not come close to meeting that standard.

Accordingly, unless the terms are revised to address what we believe to be both the structural shortcomings and inadequate consideration, we intend to vote against the transaction and plan to solicit you, our fellow Core Scientific shareholders, to do the same. We do not believe this transaction should receive shareholder approval.

We will further articulate our perspectives, and our valuation work, in the coming weeks and look forward to engaging with you then.

Sincerely,

Sina Toussi
Founder, President and Chief Investment Officer
Two Seas Capital LP

About Two Seas Capital LP

Two Seas, founded in 2020 and led by Chief Investment Officer Sina Toussi, specializes in event-driven investing anchored by rigorous fundamental research and a targeted focus on special situations. With approximately $1.4 billion in assets under management, Two Seas' approach is designed to uncover market inefficiencies where value can be realized through the resolution of legal and regulatory events. The Two Seas team is highly regarded for its rigorous due diligence and its ability to translate complex and dynamic scenarios into actionable investment opportunities.

Media Contacts

Steve Bruce / Taylor Ingraham / Keely Gispan
ASC Advisors
twoseas@ascadvisors.com
(203) 992-1230

Disclaimer

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. This press release does not recommend the purchase or sale of a security. There is no assurance or guarantee with respect to the prices at which any securities of Core Scientific or CoreWeave will trade, and such securities may not trade at prices that may be implied herein. In addition, this press release and the discussions and opinions herein are for general information only, and are not intended to provide investment advice.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects", "anticipates", "believes", "intends", "estimates", "plans", "will be" and similar expressions. Although Two Seas believes that the expectations reflected in forward-looking statements contained herein are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties— many of which are difficult to predict and are generally beyond the control of Two Seas, Core Scientific or CoreWeave—that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in Core Scientific and CoreWeave's respective public filings with the U.S. Securities and Exchange Commission, including those listed under "Risk Factors" in annual reports on Form 10-K and quarterly reports on Form 10-Q and those related to the pending transaction involving Core Scientific and CoreWeave (the "Pending Transaction"). The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Two Seas does not undertake any obligation to update or revise any forward-looking information or statements. Certain information included in this material is based on data obtained from sources considered to be reliable. Any analyses provided to assist the recipient of this material in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should not be viewed as factual and should not be relied upon as an accurate prediction of future results. All figures are unaudited estimates and, unless required by law, are subject to revision without notice.

Funds and investment vehicles (collectively, the "Two Seas Funds") managed by Two Seas currently beneficially own shares of Core Scientific and CoreWeave. The Two Seas Funds are in the business of trading (i.e., buying and selling) securities and intend to continue trading in the securities of Core Scientific and CoreWeave. You should assume the Two Seas Funds will from time to time sell all or a portion of their holdings of Core Scientific and/or CoreWeave in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares. Consequently, Two Seas' beneficial ownership of shares of, and/or economic interest in, Core Scientific and/or CoreWeave may vary over time depending on various factors, with or without regard to Two Seas' views of the Pending Transaction or Core Scientific and/or CoreWeave's respective businesses, prospects, or valuations (including the market price of Core Scientific and/or CoreWeave shares), including, without limitation, other investment opportunities available to Two Seas, concentration of positions in the portfolios managed by Two

Seas, conditions in the securities markets, and general economic and industry conditions. Without limiting the generality of the foregoing, in the event of a change in Core Scientific and/or CoreWeave's respective share prices on or following the date hereof, the Two Seas Funds may buy additional shares or sell all or a portion of their holdings of Core Scientific and/or CoreWeave (including, in each case, by trading in options, puts, calls, swaps, or other derivative instruments). Two Seas also reserves the right to change the opinions expressed herein and its intentions with respect to its investments in Core Scientific and CoreWeave, and to take any actions with respect to its investments in Core Scientific and CoreWeave as it may deem appropriate, and disclaims any obligation to notify the market or any other party of any such changes or actions, except as required by law.

Certain Information Concerning the Participants

Two Seas, Two Seas Capital GP LLC ("Two Seas GP"), and Sina Toussi ("Mr. Toussi" and, together with Two Seas and Two Seas GP, the "Participants") intend to file a definitive proxy statement and accompanying proxy card with the United States Securities and Exchange Commission (the "SEC") to be used to solicit proxies for votes against the proposed acquisition of Core Scientific by CoreWeave at the upcoming special meeting of the Company's shareholders. THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

As of the date hereof, the Participants beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), in the aggregate, 19,122,842 shares of common stock, par value $0.00001 per share, of the Company (the "Company Common Stock"), including shares of Company Common Stock underlying the Long Call Options (as defined below) and issuable upon exercise of warrants. By virtue of being the investment manager of the Two Seas Funds, Two Seas may be deemed to beneficially own 19,122,842 shares of Company Common Stock (including shares of Company Common Stock underlying the Long Call Options and issuable upon exercise of warrants). By virtue of being the general partner of Two Seas, Two Seas GP may be deemed to beneficially own 19,122,842 shares of Company Common Stock (including shares of Company Common Stock underlying the Long Call Options and issuable upon exercise of warrants). By virtue of being the Chief Investment Officer of Two Seas and Managing Member of Two Seas GP, Mr. Toussi may be deemed to beneficially own 19,122,842 shares of Company Common Stock (including shares of Company Common Stock underlying the Long Call Options and issuable upon exercise of warrants).

As of the date hereof, certain Two Seas Funds hold long positions in call options referencing 5,722,300 shares of Company Common Stock (the "Long Call Options") and short positions in call options referencing 1,700,000 shares of Company Common Stock.

In addition, as of the date hereof, certain Two Seas Funds are party to notional principal amount derivative agreements in the form of cash-settled swaps with respect to an aggregate of 500,000 shares of Company Common Stock.

As of the date hereof, the Participants beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), in the aggregate, 77,038 shares of class A common stock, par value $0.000005 per share, of CoreWeave (the "CoreWeave Common Stock"). By virtue of being the investment manager of the Two Seas Funds, Two Seas may be deemed to beneficially own 77,038 shares of CoreWeave Common Stock. By virtue of being the general partner of Two Seas, Two Seas GP may be deemed to beneficially own 77,038 shares of CoreWeave Common Stock. By virtue of being the Chief Investment Officer of Two Seas and Managing Member of Two Seas GP, Mr. Toussi may be deemed to beneficially own 77,038 shares of CoreWeave Common Stock. Two Seas has an interest in a private investment vehicle managed by a third party, which provides an indirect economic interest in a variable number of shares of CoreWeave Common Stock, subject to certain fees and expenses. As of the close of business on August 6, 2025, Two Seas has an indirect economic interest in approximately 395,124 shares of CoreWeave Common Stock.